UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*

                    BADGER PAPER MILLS, INC.
                        (Name of Issuer)

                   Common Stock, No Par Value
                 (Title of Class of Securities)

                           056543 10 1
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Adrian
                          SCHEDULE 13G

CUSIP No.   056543 10 1

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Walter F. Adrian


2.   Check the Appropriate Box if a Member of a Group*
     (a)  [ ]            (b)  [X]

3.   SEC Use Only


4.   Citizenship or Place of Organization
          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.   Sole Voting Power
          112,000

6.   Shared Voting Power
                0

7.   Sole Dispositive Power
          112,000

8.   Shared Dispositive Power
                0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          112,000

10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares*
          X  Yes

11.  Percent of Class Represented by Amount in Row 9
          5.7%

12.  Type of Reporting Person*
          IN

Walter F. Adrian
Schedule 13G
Badger Paper Mills, Inc.


     This Report on Form 13G is being filed relating to the ownership by Walter F. Adrian ("Adrian") in excess of 5% of the outstanding common stock of Badger Paper Mills, Inc. (the "Company"). Adrian came to have ownership of Company common stock in excess of 5% of the outstanding shares prior to 1979, when Section 13(g) of the Securities Exchange Act was adopted.

     Adrian has fully disclosed his ownership of Company common stock to the Company; in turn, that ownership has been reported in the Company's proxy statements. Adrian did not become aware of the independent filing obligations under Section 13 of the Securities Exchange Act until very recently; this filing is being made to formally address the Section 13 disclosure requirements. Adrian has not had any transactions in Company common stock for in excess of five years.

     In addition, the shares reported herein exclude 26,994 shares of Company common stock (1.4% of the shares outstanding) owned by Brian W. Adrian, Adrian's adult son with whom Adrian shares a residence. Adrian disclaims beneficial ownership of all shares of Company common stock owned by Brian Adrian. Brian Adrian has not had any transactions in Company common stock for in excess of five years.

                          *     *     *

Item 1(a)      Name of Issuer:

               Badger Paper Mills, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               200 West Front Street, Peshtigo, Wisconsin 54157

Item 2(a)      Name of Person Filing:

               Walter F. Adrian

Item 2(b)      Address of Residence:

               201 Emery Avenue, South, Peshtigo, Wisconsin 54157

Item 2(c)      Citizenship:

               United States

Item 2(d)      Title of Class of Securities:

               Common Stock, no par value

Item 2(e)      CUSIP Number:

               056543 10 1

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not Applicable

Item 4.        Ownership (at December 31, 1994):

          (a)  Amount beneficially owned:  112,000 shares*

               *    Excludes 26,994 shares owned by Brian W.
                    Adrian.  See above.

          (b) Percent of Class: 5.7% (based upon the 1,956,830 shares of Company Common Stock reported as outstanding by Company on December 31, 1994)

          (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote: 112,000
          (ii)   shared power to vote or to direct the vote: 0
          (iii)  sole power to dispose or to direct the disposition
                 of: 112,000
          (iv)   shared power to dispose or to direct the disposition
                 of:  0

Item 5.        Ownership of Five Percent or Less of a Class

               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               Not applicable

Item 8.        Identification and Classification of Members of the
               Group

               Not applicable.

Item 9.        Dissolution of Group

               Not applicable

Item 10.       Certification

               Not applicable

                            Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              Dated:  April 17, 1995



                              /s/ Walter F. Adrian
                              Walter F. Adrian